SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 22 TO SCHEDULE 13D)

Under the Securities Exchange Act of 1934

BSML, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

110415106
(CUSIP Number)

CRAIGH LEONARD, ESQ.
Morrison & Foerster LLP
1290 Avenue of the Americas
NEW YORK, NEW YORK 10104-0050
(212) 468-8007
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 15, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 110415106

(1)	Name of reporting persons	LCO INVESTMENTS LIMITED

(2)	Check the appropriate box if a	(a) ☒
member of a group (see instructions).
(b) ☐

(3)	SEC use only

(4)	Source of funds (see instructions)	WC

(5)	Check if disclosure of legal
proceedings is required pursuant to
	items 2(d) or 2(e)	☐

(6)	Citizenship or place of organization	GUERNSEY, CHANNEL ISLANDS

Number of shares beneficially owned by
each reporting person with:

(7)	Sole voting power	4,086,637

(8)	Shared voting power	None

(9)	Sole dispositive power	4,086,637

(10)	Shared dispositive power	None

(11)	Aggregate amount beneficially owned	4,341,173
by each reporting person

(12)	Check if the aggregate amount in
Row (11) excludes certain shares (see
	instructions)	☐

(13)	Percent of class represented by
	amount in Row (11)	38.75%

(14)	Type of reporting person (see
	instructions)	CO

SCHEDULE 13D

CUSIP NO. 110415106

(1)	Name of reporting persons	THE ERSE TRUST

(2)	Check the appropriate box if a	(a) ☒
member of a group (see instructions).
(b) ☐

(3)	SEC use only

(4)	Source of funds (see instructions)	Not applicable

(5)	Check if disclosure of legal
proceedings is required pursuant to
	items 2(d) or 2(e)	☐

(6)	Citizenship or place of organization	GUERNSEY, CHANNEL ISLANDS

Number of shares beneficially owned by
each reporting person with:

(7)	Sole voting power	None

(8)	Shared voting power	None

(9)	Sole dispositive power	None

(10)	Shared dispositive power	None

(11)	Aggregate amount beneficially owned	4,341,173
by each reporting person

(12)	Check if the aggregate amount in
Row (11) excludes certain shares (see
	instructions)	☐

(13)	Percent of class represented by
	amount in Row (11)	38.75%

(14)	Type of reporting person (see
	instructions)	OO (Trust)

The inclusion of The ERSE Trust in this Statement shall not be construed as an admission that such party is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

SCHEDULE 13D

CUSIP NO. 110415106

(1)	Name of reporting persons	CAP ADVISERS LIMITED

(2)	Check the appropriate box if a	(a) ☒
	member of a group (see instructions).
		(b) ☐

(3)	SEC use only

(4)	Source of funds (see instructions)	WC

(5)	Check if disclosure of legal
	proceedings is required pursuant to
	items 2(d) or 2(e)	☐

(6)	Citizenship or place of organization	UNITED KINGDOM

Number of shares beneficially owned by
each reporting person with:

(7)	Sole voting power	90,338

(8)	Shared voting power	7,136

(9)	Sole dispositive power	90,338

(10)	Shared dispositive power	7,136

(11)	Aggregate amount beneficially owned	4,438,647
	by each reporting person

(12)	Check if the aggregate amount in
	Row (11) excludes certain shares (see
	instructions)	☐

(13)	Percent of class represented by
	amount in Row (11)	39.6%

(14)	Type of reporting person (see
	instructions)	CO

SCHEDULE 13D

CUSIP NO. 110415106

(1)	Name of reporting persons	ANTHONY M. PILARO

(2)	Check the appropriate box if a	(a) ☒
member of a group (see instructions).
(b) ☐

(3)	SEC use only

(4)	Source of funds (see instructions)	Not Applicable

(5)	Check if disclosure of legal
proceedings is required pursuant to
	items 2(d) or 2(e)	☐

(6)	Citizenship or place of organization	IRELAND

Number of shares beneficially owned by
each reporting person with:

(7)	Sole voting power	None

(8)	Shared voting power	None

(9)	Sole dispositive power	None

(10)	Shared dispositive power	None

(11)	Aggregate amount beneficially owned	4,443,147
by each reporting person

(12)	Check if the aggregate amount in
Row (11) excludes certain shares (see
	instructions)	☐

(13)	Percent of class represented by
	amount in Row (11)	39.65%

(14)	Type of reporting person (see
	instructions)	IN

The inclusion of Anthony M. Pilaro in this Statement shall not be construed as an admission that such person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

SCHEDULE 13D

CUSIP NO. 110415106

(1)	Name of reporting persons	AMP TRUST

(2)	Check the appropriate box if a	(a) ☒
member of a group (see instructions).
(b) ☐

(3)	SEC use only

(4)	Source of funds (see instructions)	WC

(5)	Check if disclosure of legal
proceedings is required pursuant to
	items 2(d) or 2(e)	☐

(6)	Citizenship or place of organization	JERSEY, CHANNEL ISLANDS

Number of shares beneficially owned by
each reporting person with:

(7)	Sole voting power	4,500

(8)	Shared voting power	None

(9)	Sole dispositive power	4,500

(10)	Shared dispositive power	None

(11)	Aggregate amount beneficially owned	4,500
by each reporting person

(12)	Check if the aggregate amount in
Row (11) excludes certain shares (see
	instructions)	☐

(13)	Percent of class represented by
	amount in Row (11)	0.04%

(14)	Type of reporting person (see
	instructions)	OO (Trust)

SCHEDULE 13D

CUSIP NO. 110415106

(1)	Name of reporting persons	CAP CHARITABLE FOUNDATION

(2)	Check the appropriate box if a	(a) ☒
member of a group (see instructions).
(b) ☐

(3)	SEC use only

(4)	Source of funds (see instructions)	Not Applicable

(5)	Check if disclosure of legal
proceedings is required pursuant to
	items 2(d) or 2(e)	☐

(6)	Citizenship or place of organization	GUERNSEY, CHANNEL ISLANDS

Number of shares beneficially owned by
each reporting person with:

(7)	Sole voting power	7,500

(8)	Shared voting power	None

(9)	Sole dispositive power	7,500

(10)	Shared dispositive power	None

(11)	Aggregate amount beneficially owned	7,500
by each reporting person

(12)	Check if the aggregate amount in
Row (11) excludes certain shares (see
	instructions)	☐

(13)	Percent of class represented by
	amount in Row (11)	0.066%

(14)	Type of reporting person (see
	instructions)	OO (Trust)

SCHEDULE 13D

CUSIP NO. 110415205

(1)	Name of reporting persons	CAP PROPERTIES LIMITED

(2)	Check the appropriate box if a	(a) ☒
member of a group (see instructions).
(b) ☐

(3)	SEC use only

(4)	Source of funds (see instructions)	WC

(5)	Check if disclosure of legal
proceedings is required pursuant to
	items 2(d) or 2(e)	☐

(6)	Citizenship or place of organization	Delaware

Number of shares beneficially owned by
each reporting person with:

(7)	Sole voting power	254,536

(8)	Shared voting power	None

(9)	Sole dispositive power	254,536

(10)	Shared dispositive power	None

(11)	Aggregate amount beneficially owned	254,536
by each reporting person

(12)	Check if the aggregate amount in
Row (11) excludes certain shares (see
	instructions)	☐

(13)	Percent of class represented by
	amount in Row (11)	2.27%

(14)	Type of reporting person (see
	instructions)	CO

SCHEDULE 13D

CUSIP NO. 110415106

(1)	Name of reporting persons	JOHN L. REED

(2)	Check the appropriate box if a	(a) ☒
member of a group (see instructions).
(b) ☐

(3)	SEC use only

(4)	Source of funds (see instructions)	PF

(5)	Check if disclosure of legal
proceedings is required pursuant to
	items 2(d) or 2(e)	☐

(6)	Citizenship or place of organization	UNITED STATES

Number of shares beneficially owned by
each reporting person with:

(7)	Sole voting power	293,378

(8)	Shared voting power	None

(9)	Sole dispositive power	292,378

(10)	Shared dispositive power	None

(11)	Aggregate amount beneficially owned	292,378
by each reporting person

(12)	Check if the aggregate amount in
Row (11) excludes certain shares (see
	instructions)	☐

(13)	Percent of class represented by
	amount in Row (11)	2.6%

(14)	Type of reporting person (see
	instructions)	IN

BRITESMILE, INC. SCHEDULE 13D
AMENDMENT NO. 22

NOTE: This Amendment No. 22 amends a Statement on Schedule 13D originally filed on April 11, 1996 by LCO Investments Limited and others, as amended by an Amendment No. 1 filed on December 6, 1996, by an Amendment No. 2 filed on May 23, 1997, by an Amendment No. 3 filed on September 24, 1997, by an Amendment No. 4 filed on December 1, 1997, by an Amendment No. 5 filed on May 11, 1998, by an Amendment No. 6 filed on December 15, 1998, by an Amendment No. 7 filed on July 2, 1999, by an Amendment No. 8 filed on November 8, 1999, by an Amendment No. 9 filed on July 13, 2000, by an Amendment No. 10 filed on January 11, 2001, by an Amendment No. 11 filed on July 23, 2001, by an Amendment No. 12 filed on November 13, 2001, by an Amendment No. 13 filed on December 17, 2001, by an Amendment No. 14 filed on January 27, 2003, by an Amendment No. 15 filed on January 7, 2004, by an Amendment No. 16 filed on June 2, 2006, by an Amendment No. 17 filed on June 14, 2006, by an Amendment No. 18 filed on June 30, 2006, by an Amendment No. 19 filed on December 14, 2006, by an Amendment No. 20 filed on December 27, 2007 and by an Amendment No. 21 filed on April 16, 2007. This Amendment No. 22 is filed on behalf of LCO Investments Limited, The ERSE Trust, CAP Advisers Limited, Anthony M. Pilaro, the AMP Trust, CAP Charitable Foundation, CAP Properties Limited and John L. Reed.

     This Amendment No. 22 is being filed to reflect (a) the acquisition by LCO Investments Limited on September 15, 2008 of 433,335 shares of the Company’s Common Stock, (b) the liquidating distribution by Excimer Vision Leasing L.P. of 254,536 shares of the Company’s Common Stock to CAP Properties Limited, and (c) that neither Mr. Pilaro nor Mr. Reed is presently a director, officer or employee of the Company. There has been no change in the information set forth in response to Items 2, 4 and 6 of this Schedule 13D. Accordingly, those Items are omitted from this Amendment No. 22.

     The inclusion of The ERSE Trust and Anthony M. Pilaro shall not be construed as an admission that such parties are, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this Statement.

Item 1.  Identity and Background

     Item 1 is amended insofar as necessary to indicate that Excimer Vision Leasing L.P. is no longer a member of the group filing this Schedule 13D.

     Item 1 is further amended insofar as necessary to reflect that (i) neither Mr. Pilaro nor Mr. Reed is presently a director, officer or employee of the Company, (ii) Mr. Reed’s address is 125 Hanapepe Loop, Honolulu, Hawaii 96825, and (iii) Mr. Reed is retired.

Item 3.  Source and Amount of Funds or other Consideration.

     Item 3 is amended to make reference to the cover pages of this Amendment No. 22 for the source of funds, if applicable, used by each person listed in Item 2 to acquire the Common Stock which is beneficially owned by such person.

Item 5.  Interest in Securities of the Issuer.

     Item 5(a)

     Item 5(a) is hereby amended to read in its entirety as follows:

     Reference is made to the cover pages of this Statement for the aggregate number and the percentage of the Company’s outstanding Common Stock which is beneficially owned by each person listed in Item 2.

     Item 5(c)

     On September 15, 2008, LCO Investments Limited acquired 433,335 shares of the Company’s Common Stock at a price of $0.20 per share. The acquisition was made in a private transaction.

     On September 30, 2008, CAP Properties Limited acquired 254,536 shares of the Company’s Common Stock as a distribution made by Excimer Vision Leasing L.P. in connection with the liquidation of Excimer Vision Leasing L.P.

Item 7.  Material to be Filed as Exhibits

Exhibit E which was previously filed, is the Power of Attorney and Authorizing Agreement appointing Craigh Leonard as Attorney-in-Fact and authorizing him to sign the Schedule 13D and all amendments thereto on behalf of LCO Investments, The ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro.

Exhibit CC which was previously filed as an exhibit to the Form 3 filed by AMP Trust with respect to shares of Common Stock, is the Power of Attorney appointing Craigh Leonard as Attorney-in-Fact and authorizing him to sign the Schedule 13D and all amendments thereto on behalf of AMP Trust.

Exhibit DD which was previously filed as an Exhibit to the Form 3 filed by CAP Charitable Foundation with respect to shares of Common Stock, is the Power of Attorney appointing Craigh Leonard as Attorney-in-Fact and authorizing him to sign the Schedule 13D and all amendments thereto on behalf of CAP Charitable Foundation.

Exhibit JJ which was previously filed is the Power of Attorney appointing Craigh Leonard as Attorney-in-Fact and authorizing him to sign the Schedule 13D and all amendments thereto on behalf of CAP Properties Limited.

Exhibit LL filed herewith is the Power of Attorney appointing Craigh Leonard as Attorney-in-Fact and authorizing him to sign the Schedule 13D and all amendments thereto on behalf of John L. Reed.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: October 7, 2008

LCO INVESTMENTS LIMITED

By:	/s/ Craigh Leonard
Craigh Leonard, Attorney-in-Fact

THE ERSE TRUST

By:	/s/ Craigh Leonard
Craigh Leonard, Attorney-in-Fact

CAP ADVISERS LIMITED

By:	/s/ Craigh Leonard
Craigh Leonard, Attorney-in-Fact

/s/ Craigh Leonard
Anthony M. Pilaro, by Craigh Leonard,
Attorney-in-Fact

AMP TRUST

By:	/s/ Craigh Leonard
Craigh Leonard, Attorney-in-Fact

CAP CHARITABLE FOUNDATION

By:	/s/ Craigh Leonard
Craigh Leonard, Attorney-in-Fact

CAP PROPERTIES LIMITED

By:	/s/ Craigh Leonard
Craigh Leonard, Attorney-in-Fact

/s/ Craigh Leonard
John L. Reed, by Craigh Leonard Attorney-in-Fact